Sit Mutual Funds

3300 IDS Center, 80 South Eighth Street

Minneapolis, MN  55402

612-332-5580

October 25, 2010	VIA EDGAR

Ms. Deborah L. O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

RE:

	Series ID	Class ID	File Number
Sit Large Cap Growth Fund, Inc.	S000011803	C000032270	811-03343
Sit Mid Cap Growth Fund, Inc.	S000011802	C000032269	811-03342
Sit Mutual Funds, Inc.
Sit International Growth Fund	S000003461	C000009595	811-06373
Sit Balanced Fund	S000003462	C000009596	811-06373
Sit Developing Markets Growth Fund	S000003463	C000009597	811-06373
Sit Small Cap Growth Fund	S000003464	C000009598	811-06373
Sit Dividend Growth Fund – Class I	S000003466	C000009600	811-06373
Sit Dividend Growth Fund – Class S	S000003466	C000033658	811-06373
Sit Global Dividend Growth Fund – Class I	S000023468	C000069003	811-06373
Sit Global Dividend Growth Fund – Class S	S000023468	C000071096	811-06373
(the “Registrants”)

Dear Ms. O’Neal-Johnson:

This is correspondence in connection with the Post-Effective Amendment to the Registrants’ Registration Statement on Form N-1A filed on August 27, 2010.  This correspondence is filed to respond to your comments provided to me and Kelly Boston via the telephone on October 5, 2010 and to reflect changes made to the Registration Statement in response to such comments and incorporated in the Post-Effective Amendments pursuant to Rule 485(b) which will be filed prior to the November 1, 2010 effective date.  The Post-Effective Amendments will also incorporate changes to reflect September 30, 2010 investment returns and assets under management.

I address each of your comments below in the order discussed.

1.    Prospectus, Summary Information, Principal Investment Strategies; Balanced Fund.  You commented that the Principal Investment Strategies section of the Balanced Fund is lengthy, and asked that we consider further summarizing that section.

Upon review of the Fund’s principal strategies, we believe that the discussion included in the Principal Investment Strategies section is appropriate.  Since between 35% and 65% of the Fund’s assets will be invested in either stocks or fixed income securities, we believe a full discussion of the principal investment strategies applicable to both stocks and fixed income securities is appropriate.  The discussion is consistent with the corresponding discussions of the other Sit Mutual Funds utilizing similar stock and fixed income strategies.

Ms. Deborah L. O’Neal-Johnson

October 25, 2010

2.    Prospectus, Summary Information, Principal Investment Strategies; Balanced Fund.  You asked us to confirm that the Fund invests in the common stocks of U.S. companies, rather than foreign companies.  We confirm that the Fund invests in common stocks of U.S. companies.

3.    Prospectus, Summary Information, Principal Investment Strategies; Balanced Fund.  In reference to the Fund’s ability to invest up to 20% of the fixed income portfolio in unrated securities, you asked that we clarify the extent of the Fund’s unrated securities.  As of September 30, 2010, the Fund did not own any unrated securities.  The discussion regarding unrated securities was revised as follows:

Unrated securities will not exceed 20% of the fixed-income portion of the Fund’s portfolio.  As of September 30, 2010, the Fund held no unrated securities.

4.    Prospectus, Summary Information, Principal Investment Strategies; Balanced Fund.  You asked that we provide an explanation of the term “effective duration.”  The following sentence was added to the final paragraph of the Principal Investment Strategies section:

Duration is a measure of estimated price sensitivity relative to changes in interest rates.  Portfolios with longer durations are typically more sensitive to changes in interest rates.  For example, if interest rates rise by 1%, the market value of a security with an effective duration of 3 years would decrease by 3%, with all other factors being constant.

5.    Prospectus, Summary Information, Principal Investment Risks; Balanced Fund.  You requested that discussions describing the risks of investing in mid cap stocks and mortgage-backed and asset-backed securities be added to the list of principal investment risks.

The mid cap risk was added as follows:

> Mid Cap Stock Risk:  Stocks of mid cap stocks may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

The Prepayment and Extension Risk was modified to clarify that the risk applies to asset-backed securities as well as mortgage-backed securities, as follows:

>Prepayment and Extension Risk:  Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed and asset-backed securities owned by the Fund.  The proceeds received by the Fund from prepayments will likely be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund.  Likewise, rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund’s value to rising interest rates.

6.    Prospectus, Summary Information, Historical Performance; All Funds.  You requested that the explanatory text under Historical Performance be revised to more closely conform to Form N-1A Item 4(2)(i).  In response to your comment, the explanatory text following each Fund’s “Historical Performance” heading has been revised as follows:

The following bar chart and table~~s~~ provide information on the Fund’s volatility and performance. The Fund’s past performance before and after taxes is not necessarily an indication of how the Fund will perform in the future.  The bar chart below is intended to provide you with an indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year.  The table below compares the Fund’s performance over different time periods to that of the Fund’s benchmark index, which is a broad measure of market performance.  Updated performance information is available at the Fund’s website at www.sitfunds.com or by calling 800-332-5580.

Ms. Deborah L. O’Neal-Johnson

October 25, 2010

~~The table includes returns both before and after taxes.~~ After-tax returns are calculated using historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

~~The performance information reflects Fund expenses, and assumes that all distributions have been reinvested.  The benchmark is an unmanaged index, has no expenses, and it is not possible to invest directly in an index.~~

7.    Prospectus, Summary Information, Purchase and Sale of Fund Shares; All Funds.   You commented that the cross reference to the Prospectus section regarding buying and selling shares may be inconsistent with the general instructions to Form N1-A, C.2(a), which provides that “in responding to the Items in Part A. avoid cross-references to the SAI or shareholder reports.  Cross-references within the prospectus are most useful when their use assists investors in understanding the information presented and does not add complexity to the prospectus.”

To address your comment, the following sentence was deleted:  “For additional information, please see “Buying and Selling Shares” in the Prospectus.”

8.    Prospectus, Summary Information, Tax Information; All Funds.  You commented that the Tax Information section of each Fund seemed lengthy and could be limited to the language specified in Form N-1A Item 7.

In response to your comment, the Tax Information section for each Fund was revised as follows:

TAX INFORMATION

~~The Fund pays its shareholders distributions from its net investment income and any net capital gains that it has realized.  For most investors, these distributions will be taxable, whether paid in cash or reinvested.  Distributions paid from the Fund’s net investment income will be taxable as ordinary income or as qualified dividend income.  Distributions paid from the Fund’s net short-term capital gains, if any, are taxable as ordinary income.  Distributions paid from the Fund’s long-term capital gains, if any, are taxable as long-term capital gains, regardless of how long you have held your shares.~~  The Fund’s distributions are generally taxable to you as ordinary income, capital gains, or a combination of the two, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.

9.    Prospectus, Summary Information, Fees and Expenses of the Fund; Dividend Growth and Global Dividend Growth Funds.  You commented that the parenthetical denoting 12b-1 fees in the table should be changed from “Distribution (12b-1 fees)” to:  “Distribution (12b-1) fees.”  We have made this change.

Also, in the Fees and Expenses table of the Dividend Growth Fund, The typo which duplicated the 2.00% shareholder fees was corrected.

10.  Prospectus, Summary Information, Principal Investment Risks; Dividend Growth and Global Dividend Growth Funds.  You requested that a mid cap stock risk be added to the list of principal investment risks.  The risk was added as follows:

>Mid Cap Stock Risk:  Stocks of mid cap stocks may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

Ms. Deborah L. O’Neal-Johnson

October 25, 2010

11. Prospectus, Summary Information, Historical Performance; Dividend Growth and Global Dividend Growth Funds.  You requested that we remove a sentence in the explanatory text under Historical Performance as per Instruction 3(b) to Item 4.  This Instruction permits an explanation of differing performance between share classes due to differing expenses, but only when a multiple class fund offers a new class with its own prospectus.

In response to your comment, the following sentence in the first paragraph of the section was deleted:  “The performance of the Class S shares will differ due to its higher total annual fund operating expenses.”

12.  Prospectus, Summary Information, Historical Performance, Average Annual Total Returns Table; Dividend Growth and Global Dividend Growth Funds.  You requested that we revise the table containing average annual total returns to conform more closely with Item 4(b)(2)(iii).

In response to your request, we have removed the columns titled, “Inception Date”, “Since Inception (Class I)” and “Since Inception (Class S)” and added a column with return data titled “Life of Fund.”  The inception date in parentheses was added to the rows titled “Class I Return before taxes” and “Class S Return before taxes.”

13.  Prospectus, Summary Information, Principal Investment Strategies; Large Cap Growth and Mid Cap Growth Funds.  The strategy of the Large Cap Growth Fund is to invest in the common stocks of companies with capitalizations of $5 billion or more at the time of purchase, and the strategy of the Mid Cap Growth Fund is to invest in the common stocks of companies with capitalizations of $2 billion to $15 billion at the time of purchase.  You requested that we explain why these capitalization ranges are appropriate for each Fund.

The capitalization ranges of the Sit Mid Cap Growth Fund and Large Cap Growth Fund were set by the Adviser and reviewed and approved by the Board of Directors in July, 1999.  The capitalization range for the Sit Small Cap Growth Fund was set by the Adviser and reviewed and approved by the Board of Directors in October, 2008.  The capitalization ranges (at time of purchase) are as follows:

Sit Small Cap Growth Fund - up to $3.0 billion or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous twelve months.

Sit Mid Cap Growth Fund - $2 billion to $15 billion.

Sit Large Cap Growth Fund - $5 billion or more.

The Adviser has reviewed the capitalization range for each fund in the context the Fund’s portfolio structure and believes the ranges are appropriate.

14.  Prospectus, Summary Information, Fees and Expenses of the Fund; Mid Cap Growth Fund.  In the footnote to the fee table regarding the fee waiver, you requested that we provide the circumstances under which the fee waiver can be terminated, as required by Instruction 3(e) to Item 3.  In addition, in the Example subsection, you asked that we confirm that the effect of the fee waiver is reflected only in the year one costs.

Subsequent to the August 27, 2010 485(a) filing of the Post-Effective Amendment to the Registrants’ Registration Statement and the October 5, 2010 telephone conversation with you to receive your comments, the board of directors approved the investment management agreements to the Fund.  After December 31, 2010, the Fund’s fee waiver expires and will not be renewed.  The contractual annual management fee of the Fund will remain at 1.25%.

Ms. Deborah L. O’Neal-Johnson

October 25, 2010

The Fee Table of the Mid Cap Growth Fund has been revised to remove all references to a fee waiver.  Additionally, we have verified that the costs set forth in the Example subsection properly reflect the operating expenses without the fee waiver.

15.  Prospectus, Summary Information, Fees and Expenses of the Fund; International Growth Fund.  In the footnote to the fee table regarding the fee waiver, you requested that we provide the circumstances under which the fee waiver can be terminated, as required by Instruction 3(e) to Item 3.  In addition, in the Example subsection, you asked that we confirm that the effect of the fee waiver is reflected only in the year one calculation of costs.

Subsequent to the August 27, 2010 485(a) filing of the Post-Effective Amendment to the Registrants’ Registration Statement and the October 5, 2010 telephone conversation with you to receive your comments, the board of directors approved the investment management agreements to the Fund with a revised management fee.  Effective November 1, 2010, the revised contractual annual management fee is 1.50% for the Sit International Growth Fund, which is equal to the current management fee net of the fee waiver.  Effective November 1, 2010, there will be no need for the manager to waive a portion of the Fund’s fees.

The Fee Table of the International Growth Fund has been revised to reflect the revised contractual management fee and all references to a fee waiver have been removed.  The following footnote was added to the table:  “The management fee has been restated to reflect a revised management fee effective 11/1/10.”  Additionally, we have verified that the operating expenses are properly reflected in the calculation of costs in each time period of the Example.

16.  Prospectus, Summary Information, Principal Investment Strategies; International Growth Fund.

The first sentence in this section states that the Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States.  You requested that we provide in this response the manner in which we determine domicile.

The Adviser determines domicile according to the company’s principal place of operations.  At least 90% of the Fund’s net assets must be invested in common stocks of companies whose principal place of operations is outside the U.S.

17.  Prospectus, Summary Information, Principal Investment Risks; International Growth Fund.  You requested that a small cap stock risk and a mid cap stock risk be added to the list of principal investment risks.  The risks were added as follows:

> Small Cap Stock Risk:  Stocks of smaller companies involve substantial risk.  Prices of small cap stocks may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.  Additionally, for certain small cap stocks, there may also be limited liquidity, or trading opportunities at a favorable price or time.

> Mid Cap Stock Risk:  Stocks of mid cap stocks may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

18.  Prospectus, Summary Information, Principal Investment Risks; Developing Markets Growth Fund.  You requested that a small cap stock risk, a mid cap stock risk, and a foreign currency hedging transactions risk be added to the list of principal investment risks.  The risks were added as follows:

> Small Cap Stock Risk:  Stocks of smaller companies involve substantial risk.  Prices of small cap stocks may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.  Additionally, for certain small cap stocks, there may also be limited liquidity, or trading opportunities at a favorable price or time.

Ms. Deborah L. O’Neal-Johnson

October 25, 2010

> Mid Cap Stock Risk:  Stocks of mid cap stocks may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

> Foreign Currency Hedging Transactions Risk:  If the Adviser’s forecast of exchange rate movements is incorrect, the Fund may realize losses on their foreign currency transactions.  In addition, the Fund’s hedging transactions may prevent the Funds from realizing the benefits of a favorable change in the value of foreign currencies.

19.  Prospectus, Management of the Funds, Investment Adviser.  The second paragraph states that the directors’ discussion regarding the approval of the investment management agreements between the Funds and the Adviser can be found in the Stock Funds’ Semi-Annual Report dated December 31, 2010.  You requested us to clarify this since as of the effective date, December 31, 2010 is a date in the future.  In response to your comment, the sentence was revised as follows:

A discussion regarding the basis of the board of directors’ approving the Agreements ~~will be~~ is available in the Stock Funds’ Semi-Annual Report. ~~dated December 31, 2010~~.

20.  Prospectus, Account Information, Excessive Trading in Fund Shares.  You requested that we review the Funds’ discussion regarding its policies for deterring frequent purchases and redemptions and confirm that the description of such is consistent with the specificity requirement stated in Form N1-A, Item 11(e)(4)(iii).

After review of the language, we believe that the disclosure as written is appropriate and describes our policies, procedures, and restrictions with specificity as required by Item 11(e)(4)(iii).  We did not make any changes to this section.

21.  Part C, Other Information.  You noted that the item number of the Exhibits should be Item 28.  The item number and subsequent item numbers in Part C have been revised.

I believe this letter is responsive to all of your comments.  Please call me with any questions.

Sincerely,

/s/ Paul E. Rasmussen

Paul E. Rasmussen

Vice President